

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Meenu Chhabra
Chief Executive Officer
Proteostasis Therapeutics, Inc.
80 Guest Street, Suite 500
Boston, Massachusetts 02135

> **Re: Proteostasis Therapeutics, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 23, 2020**
> **File No. 333-248993**

Dear Ms. Chhabra:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed on September 23, 2020

Questions and Answers About the Merger, page 1

1. Please expand your disclosure to discuss why the company is considering disposing of the CF Assets. In this discussion, please also disclose any factors that may be considered when determining when and whether to dispose of the CF Assets.

Prospectus Summary, page 14

2. We note that on page 15, 187, 192 and 231 that you state that "preliminary results suggest that YTX-7739 is generally safe and well tolerated." Please revise your document to remove all statements that indicate or imply that Yumanity's product candidates are safe (or effective), including preliminary indications of safety. Statements indicating safety are premature because these determinations are assessed by applicable regulators during all

phases of clinical trials and Yumanity has not secured marketing approval.

3.   We note that on page 44 you state there is an indication that substantial doubt exists related to the ability of Yumanity to continue as a going concern. Please expand your disclosure in your Prospectus Summary to include this information.

4.   Please disclose in your Prospectus Summary that none of Yumanity's product candidates have advanced into late-stage development or a pivotal clinical study. Please also disclose that the combined company will need substantial additional funding to continue to advance its products through clinical trials. We note your disclosures on pages 46 and 47 in this regard.

Reasons for the Merger, page 17

5.   Disclose in more detail "the risks and challenges of attempting to continue to operate Proteostasis on a stand-alone basis." For example, discuss any financial challenges or other challenges in advancing product candidates.

Opinion of Proteostasis' Financial Advisor, page 18

6.   Please state here, if true, that your financial advisor ascribed no value to the CF Assets in preparing its fairness opinion and that your advisor assumed that your only material asset was your cash.

Background fo the Merger, page 105

7.   Expand your disclosure to discuss how the parties arrived at the key terms of the merger agreement, including the exchange ratio.

8.   We note that you disclose that Yumanity's historical operating results indicate a substantial doubt exists related to its ability to continue as a going concern. Please expand your disclosure here to discuss how the company considered Yumanity's financial condition when evaluating the merger.

9.   Discuss in more detail the negotiations over the terms of the CVR agreement. In this discussion, disclose how the parties reached the final terms, including the declining proceeds CVR Holders receive with the passage of time.

Proteostasis Valuation Analysis, page 123

10.   In light of the CVR Agreement and the potential value that may be derived from the CF Assets, please revise to clarify why you believed it was appropriate to direct MTS to assume that your only material asset was cash, including if you considered whether any value could or should be attributed to the CF Assets for purposes of the fairness opinion. If there is some value associated with the CF Assets, please include a risk factor that discusses the risks of this assumption and the potential effects it may have had on the analysis.

Discounted Cash Flow Analysis, page 124

11.   We note the disclosure that at the direction of Proteostasis, MTS conducted sensitivity analyses in connection with the discounted cash flow analysis using regulatory probabilities of success during Phase I and during Phase II. Please clarify whether the analysis included the regulatory probability of success for Phase III and the probability of success for regulatory approval that are indicated on page 130 or revise your disclosure as appropriate.

Yumanity's Pipeline, page 191

12.   Please expand your pipeline charts on pages 192 and 200 to include all clinical stages that must be completed before commercialization of Yumanity's product candidates (i.e., add columns for phases 2 and 3).

13.   We note your disclosure in the third paragraph following the table on page 192 that, with respect to YTX-7739, Yumanity plans to initiate a Phase 2 trial in patients in 2021. Please revise your disclosure so that it reconciles to the information presented in your table which indicates Phase 2 initiation in 2022.

Collaboration Agreement with Merck, page 208

14.   We note your disclosure that under the Merck Collaboration Agreement, Yumanity is eligible to receive up to $530 million upon achievement of certain milestones. Please revise your disclosure to separately disclose the amounts receivable in research, development and sales milestones. Please also revise the description of the tiered royalties Yumanity is eligible to receive to disclose a percentage range for those royalties of no more than ten percentage points, and revise to clarify when the royalty obligations would end.

Unaudited Pro Forma Condensed Combined Financial Information, page 275

15.   We note that you are accounting for the transaction between Proteostasis and Yummanity as a reverse acquisition and asset acquisition under ASC 805. Please tell us how you considered the guidance in ASC 805-40-25-1 which states that for a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business.

16.   Notwithstanding the above comment, please provide us a full analysis of ASU 2017-01 and ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9 in determining that Proteostasis is not a business in order to support your conclusion that the merger should be accounted for as an asset acquisition. For example, the guidance states that although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business, for example, an early stage company that has not generated revenues.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.